Exhibit 3.1.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

MACROGENICS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

MacroGenics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

A resolution was duly adopted by the Board of Directors of the Corporation pursuant to Section 242 of the General Corporation Law of the State of Delaware setting forth a proposed amendment to the Amended and Restated Certificate of Incorporation of the Corporation and declaring such amendment advisable. The stockholders of the Corporation duly approved and adopted such proposed amendment by written consent in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware. Accordingly, to effect such proposed amendment, it is:

RESOLVED:	That a new first paragraph of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation be and hereby is inserted immediately preceding the existing first paragraph (listing the authorized classes and shares of stock of the Corporation) as follows:

FOURTH: Upon the filing of this Certificate of Amendment of Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), a 1-for-18.7739 reverse stock split of the Corporation’s Common Stock shall become effective, pursuant to which each 18.7739 shares of Common Stock issued or outstanding (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof upon the Effective Time and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares designated as the “Reverse Stock Split”). No fractional shares of Common Stock shall be issued as a result of the Reverse Stock Split and, in lieu thereof, upon surrender after the Effective Time of a certificate which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, any person who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split, following the Effective Time, shall be entitled to receive a cash payment equal to the fraction of which such holder would otherwise be entitled multiplied by the fair value per share as determined by the Board of Directors of the Corporation. Each stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock after the Effective Time into which the shares formerly represented by such certificate have been reclassified (as well as the right to receive cash in lieu of fractional shares of Common Stock after the Effective Time); provided, however, that each person of record holding a certificate that represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time shall receive, upon surrender of such certificate, a new certificate evidencing and representing the number of whole shares of Common Stock after the Effective Time into which the shares of Common Stock formerly represented by such certificate shall have been reclassified.

RESOLVED:	That the existing first paragraph of Article FOURTH of the Amended and Restated Certificate of Incorporation (listing the authorized classes and shares of stock of the Corporation) shall remain the same such that the Corporation’s number of shares of authorized capital stock of all classes, and the par value thereof, shall not be changed or affected under or by reason of said amendment

RESOLVED:	That Section 6.15 of Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation be and hereby is deleted in its entirety and the following is inserted in lieu thereof:

“Mandatory Conversion. All outstanding shares of Preferred Stock shall automatically convert to shares of Common Stock on the basis set forth in this Section 6 upon the earlier of (i) the closing of a firm commitment underwritten public offering of shares of Common Stock of the Corporation in which the aggregate gross proceeds to the Corporation (prior to deduction of underwriting discounts and commissions and expenses related to the offering) shall be at least forty million dollars ($40,000,000); provided, that the Corporation’s valuation in connection with the underwritten public offering is not less than $200 million or (ii) the written consent of holders of at least a Two-Thirds Interest of the then-outstanding shares of Preferred Stock (voting together as a single class on an as-if-converted basis). Each outstanding share of Preferred Stock shall convert into such number of shares of Common Stock as is obtained by multiplying the number of shares of Preferred Stock to be converted by the Preferred Stock Conversion Rate then in effect for the applicable series of Preferred Stock. Holders of shares of Preferred Stock so converted may deliver to the Corporation at its principal office (or such other office or agency of the Corporation as the Corporation may designate by notice in writing to such holders) during its usual business hours, the certificate or certificates for the shares so converted. As promptly as practicable thereafter, the Corporation shall issue and deliver to such holder a certificate or certificates for the number of whole shares of Common Stock to which such bolder is entitled, together with any cash payment in lieu of fractional shares to which such holder may be entitled pursuant to Section 6.4. Until such time as a holder of shares of Preferred Stock shall surrender his or its certificates therefor as provided above, such certificates shall be deemed to represent the shares of Common Stock to which such holder shall be entitled upon the surrender thereof.”

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, this Certificate of Amendment, which has been duly adopted in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware, has been executed by a duly authorized officer of the Corporation on this 25th day of September 2013.

/s/ Scott Koenig
Scott Koenig, M.D., Ph.D.
President and Chief Executive Officer